02053025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 9-3-02

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19989

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2001 (MM/DD/YY) AND ENDING JUNE 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALT BECKER AND ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5380 NORTH FRESNO STREET, SUITE 105
(No. and Street)

FRESNO (City) CA (State) 93710 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WALT J. BECKER (559) 224-7677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DRITSAS, GROOM, MCCORMICK & SWANTON, LLP
(Name – *if individual, state last, first, middle name*)

7576 NORTH INGRAM AVE, SUITE 102, (Address) FRESNO, (City) CA (State) 93711 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, WALT J. BECKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WALT BECKER & ASSOCIATES, INC., as of JUNE 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE M. LEWIS
COMM. #1321634
NOTARY PUBLIC - CALIFORNIA
FRESNO COUNTY
My Comm. Expires Oct. 13, 2005

Signature

PRESIDENT

Title

Notary Public

SUBSCRIBED AND SWORN TO BEFORE ME THIS 27 DAY OF Aug 2002

Rose M. Lewis

NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALT BECKER & ASSOCIATES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Years Ended
June 30, 2002 and 2001

with

INDEPENDENT AUDITORS' REPORT

Dritsas, Groom, McCormick & Swanton LLP
CERTIFIED PUBLIC ACCOUNTANTS

CERTIFIED PUBLIC ACCOUNTANTS
John J. Dritsas
Russel J. Dritsas
Kendall J. Groom
Michael K. McCormick
Robert S. Swanton
ACCOUNTANCY CORPORATION
R.M. "Tripp" Pound III
John A. Renna
Jenny K. Chiang
Suzanne L Newby
Denise P. Waite
James E. Enns
Keith Mizner
Tammy M. Kettler
Sonya A. Safadi
Craig N. Vitale
Leslie R. Pountney
CONSULTANT
Gerald D. Dotson

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS
Walt Becker & Associates, Inc.
Fresno, California

We have audited the accompanying balance sheets of Walt Becker & Associates, Inc. as of June 30, 2002 and 2001, and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walt Becker & Associates, Inc. as of June 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Dritsas, Groom McCormick & Swanton

August 13, 2002

7576 N. Ingram Avenue, Suite 102 • Fresno, California 93711 • (559) 447-8484 • Fax (559) 447-8464
www.dgmcpa.com • e-mail: firm@dgmcpa.com

WALT BECKER & ASSOCIATES, INC.

BALANCE SHEETS

June 30, 2002 and 2001

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
CURRENT LIABILITIES		
Accounts payable, trade	$ 2,423	$ 3,736
Payroll taxes payable	1,344	1,397
Commissions payable	5,069	5,042
Current portion of capital lease obligation (Note 5)	760	2,026
Income taxes payable	13,734	1,429
Total current liabilities	23,330	13,630
LONG TERM LIABILITIES		
Capital lease obligation, less current portion (Note 5)	-0-	760
Deferred income taxes (Note 4)	1,143	292
Total long-term liabilities	1143	1,052
Total liabilities	24,473	14,682
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; 500,000 shares authorized; 15,000 shares issued and outstanding	15,000	15,000
Additional paid in capital	28,939	28,939
Retained earnings	158,999	105,133
Total stockholder's equity	202,938	149,072
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 227,411	$ 163,754

See independent auditors' report and
notes to the financial statements.

WALT BECKER & ASSOCIATES, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS

Years Ended June 30, 2002 and 2001

	2002	2001
INCOME		
Tax deferred annuities	$ 153,471	$ 241,278
Insurance	25,468	8,841
Syndications and others	169,577	187,696
Advisory fees	24,105	29,608
	372,621	467,423
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	314,758	387,057
Net Income from operations	57,863	80,366
OTHER INCOME (EXPENSE)		
Interest income	13,775	5,319
Interest expense	(338)	(738)
Total other income (expense)	13,437	4,581
Income before income taxes	71,300	84,947
PROVISION FOR INCOME TAXES (Note 4)	17,434	19,994
NET INCOME	53,866	64,953
RETAINED EARNINGS, BEGINNING	105,133	40,180
RETAINED EARNINGS, ENDING	$ 158,999	$ 105,133

See independent auditors' report and
notes to the financial statements.

WALT BECKER & ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS

Years Ended June 30, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 53,866	$ 64,953
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes	851	17,765
Depreciation	1,276	2,064
Decrease in accounts receivable, trade	1,540	6,887
(Increase) decrease in prepaid expenses	(335)	716
Increase (decrease) in accounts payable, trade	(1,313)	2,346
Increase (decrease) in payroll taxes payable	(53)	134
Increase (decrease) in commissions payable	27	(3,738)
Increase in income taxes payable	12,305	1,429
Net cash provided by operating activities	68,164	92,556
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans made to stockholder	(342,704)	(485,050)
Collections on stockholder notes	278,277	381,473
Purchase of furniture and equipment	(3,593)	-0-
Net cash used by investing activities	(68,020)	(103,577)

See independent auditors' report and notes to the financial statements.

WALT BECKER & ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS
(CONTINUED)

Years Ended June 30, 2002 and 2001

	2002	2001
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments on capital lease obligation	$ (2,026)	$ (1,825)
Net cash used by financing activities	(2,026)	(1,825)
NET INCREASE (DECREASE) IN CASH	(1,882)	(12,846)
CASH AT BEGINNING OF YEAR	37,412	50,258
CASH AT END OF YEAR	$ 35,530	$ 37,412
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ 338	$ 738
Income taxes paid	$ 2,800	$ 800

See independent auditors' report and
notes to the financial statements.

WALT BECKER & ASSOCIATES, INC.

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2002 and 2001

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business activity

Walt Becker & Associates, Inc. is principally engaged in the sale of insurance, tax deferred annuities and tax shelter syndications to individuals predominately in the central San Joaquin Valley.

The Company shares common ownership with Fresno Financial Services, Inc., a California Corporation. Fresno Financial Services, Inc. provides investment advising services to clients referred by the Company. Fresno Financial is in the process of dissolving its operations and client accounts are being transferred to an outside service for investment advising services. Walt Becker and Associates, Inc. receives commissions from the investment advising service based on the value of client accounts as of a specific date.

Accounts receivable

The Company's accounts receivable represents commissions receivable from various insurance and investment companies. Commissions on new investments are based on a percentage of the amount invested by the Company's clients, and are remitted to the Company within 7-90 days after investment. Commissions on managed funds are based on a percentage of the client's account balance as of an annual renewal date and are remitted to the Company within 60 days of renewal. Due to the nature of the Company's receivables, the risk of noncollection is minimal; therefore, an allowance for doubtful accounts is not included in these financial statements.

Equipment and improvements

Equipment and leasehold improvements are recorded at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the respective assets.

Cash equivalents

For the purpose of the statement of cash flows, the Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

WALT BECKER & ASSOCIATES, INC.

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising

The Company expenses advertising costs as incurred. Advertising expense was $2,750 and $2,250 for the years ended June 30, 2002 and 2001, respectively.

NOTE 2 - NOTES RECEIVABLE, STOCKHOLDER

The notes receivable from stockholder represent amounts due from Walter J. Becker, sole stockholder of the Corporation. The notes are unsecured, due on demand and bear interest at the rate of 8% per annum.

NOTE 3 - COMMITMENTS

The Company rents office space on a month-to-month basis. Rent expense for the office space was $38,452 for each of the years ended June 30, 2002 and 2001.

In February 1999, the Company entered into a five year lease agreement for office equipment, expiring February 2004, with monthly rent of $116. Rent expense for the office equipment was $2,090 for each of the years ended June 30, 2002 and 2001.

The following is a schedule of future minimum rental payments under the equipment lease:

2003	1,392
2004	812

See independent auditors' report.

NOTE 4 – INCOME TAXES

The components of income tax expense (benefit) at June 30, 2002 and 2001 consisted of the following:

	2002	2001
Current:		
Federal	$ 10,364	$ 1,000
State	6,219	1,229
	16,583	2,229
Deferred:		
Federal	533	11,344
State	318	6,421
	851	17,765
	$ 17,434	$ 19,994

The net deferred tax asset (liability) in the accompanying balance sheets at June 30, 2002 and 2001 include the following amounts of deferred tax assets and liabilities:

	2002	2001
Deferred tax liability	$ (1,143)	$ (292)
Deferred tax asset	-0-	-0-
	$ (1,143)	$ (292)

The Company's deferred tax liability results from differences in depreciation methods used for tax and financial statement purposes.

NOTE 5 – CAPITAL LEASE OBILIGATION

The company acquired equipment under the provision of a long-term lease. For financial reporting purposes, minimum lease payments have been capitalized. The lease expires in November 2002. The leased property under capital lease as of June 30, 2002 has a cost of $5,519, accumulated depreciation of $1,472 and a net book value of $4,047. Depreciation was $552 for each of the years ended June 30, 2002 and 2001. Interest expense was $338 and $738 for the years ended June 30, 2002 and 2001, respectively.

The future minimum lease payments under capital lease and the net present value of the future minimum lease payments at June 30, 2002 are as follows:

Total minimum lease payments	$ 789
Amount representing interest	29
Present value of net minimum lease payments	760
Less current portion	760
	$ -0-

Maturities of capital lease obligation are as follows:

2003	$760

Dritsas, Groom, McCormick & Swanton LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE BOARD OF DIRECTORS
Walt Becker & Associates, Inc.
Fresno, California

We have audited the accompanying financial statements of Walt Becker & Associates, Inc. as of and for the years ended June 30, 2002 and 2001, and have issued our report thereon dated August 13, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements but is required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dritsas, Groom, McCormick & Swanton

August 13, 2002

7576 N. Ingram Avenue, Suite 102 • Fresno, California 93711 • (559) 447-8484 • Fax (559) 447-8464
www.dgmcpa.com • e-mail: firm@dgmcpa.com

WALT BECKER & ASSOCIATES, INC.

SUPPLEMENTARY INFORMATION

June 30, 2002 and 2001

SCHEDULE I
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	2002	2001
Advertising	$ 2,750	$ 2,250
Automobile	2,063	2,897
Commissions	167,305	235,236
Contributions	550	750
Depreciation	1,276	2,064
Dues and subscriptions	2,605	1,689
Equipment lease	2,090	2,090
Insurance	9,313	11,349
Janitorial	1,440	1,440
Legal and accounting	6,665	6,905
Miscellaneous	1,385	1,441
Office supplies	5,284	4,523
Payroll taxes	3,814	4,019
Postage and shipping charges	3,774	3,012
Property tax expense	251	167
Rent	38,452	38,452
Repairs and maintenance	1,763	1,933
Salaries	45,538	47,770
Sales promotion	5,902	6,826
Taxes and licenses	1,591	668
Telephone	6,582	8,104
Travel and entertainment	200	-0-
Utilities	4,165	3,472
	$ 314,758	$ 387,057

See independent auditors' report on
supplementary information.

WALT BECKER & ASSOCIATES, INC.

SUPPLEMENTARY INFORMATION

June 30, 2002 and 2001

SCHEDULE II
COMPUTATION OF NET CAPITAL

	2002	2001
Total ownership equity from balance sheet	$ 202,938	$ 149,072
Less: total non-allowable assets from balance sheet	182,369	115,288
Net capital	$ 20,569	$ 33,784
Reconciliation with Company's computation:		
Net capital per FOCUS Report:		
Part IIA	$ 34,703	$ 35,041
Income tax	(16,583)	(2,229)
Other items,net	2,449	972
	$ 20,569	$ 33,784

SCHEDULE III
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

	2002	2001
Minimum net capital required (6 2/3% of total aggregate indebtedness of $24,473 and $14,682 respectively)	$ 1,631	$ 979
Minimum dollar net capital requirement of reporting broker	$ 5,000	$ 5,000
Net capital	$ 20,569	$ 33,784
Net capital requirements (greater of amounts above)	5,000	5,000
Excess net capital	$ 15,569	$ 28,784

See independent auditors' report on supplementary information.

Dritsas, Groom, McCormick & Swanton LLP
CERTIFIED PUBLIC ACCOUNTANTS

August 13, 2002

CERTIFIED PUBLIC ACCOUNTANTS
John J. Dritsas
Russel J. Dritsas
Kendall J. Groom
Michael K. McCormick
Robert S. Swanton
ACCOUNTANCY CORPORATION
R.M. "Tripp" Pound III
John A. Renna
Jenny K. Chiang
Suzanne L Newby
Denise P. Waite
James E. Enns
Keith Mizner
Tammy M. Kettler
Sonya A. Safadi
Craig N. Vitale
Leslie R. Pountney
CONSULTANT
Gerald D. Dotson

To the Board of Directors
Walt Becker & Associates, Inc.
Fresno, California

We have audited the financial statements of Walt Becker & Associates, Inc. for the period ended June 30, 2002, and have issued our report thereon dated August 13, 2002. As part of our audit, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepting auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

7576 N. Ingram Avenue, Suite 102 • Fresno, California 93711 • (559) 447-8484 • Fax (559) 447-8464
www.dgmcpa.com • e-mail: firm@dgmcpa.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that material practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Dritsas, Groom McCormick & Swanton

DRITSAS, GROOM, McCORMICK & SWANTON, LLP